CONSOLIDATED EDISON, INC.
                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended
                             (Thousands of Dollars)


                                               SEPTEMBER            SEPTEMBER
                                                    1999                 1998
                                               ----------           ---------


Earnings
 Net Income for Common Stock                     $710,883             $719,987
 Preferred Dividends                               13,592               18,144
 Federal Income Tax                               878,383              334,000
 Federal Income Tax Deferred                     (437,980)              70,620
 Investment Tax Credits Deferred                   (8,351)              (8,740)
                                               ----------           ----------

    Total Earnings Before Federal Income Tax    1,156,527            1,134,011

Fixed Charges*                                    348,021              352,400
                                               ----------           ----------


    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,504,548           $1,486,411
                                               ==========           ==========


* Fixed Charges

 Interest on Long-Term Debt                      $298,281             $299,387
 Amort. of Debt Discount, Premium & Expense        13,687               13,361
 Interest on Component of Rentals                  18,213               18,346
 Other Interest                                    17,840               21,306
                                               ----------           ----------

    Total Fixed Charges                          $348,021             $352,400
                                               ==========           ==========



    Ratio of Earnings to Fixed Charges               4.32                 4.22